UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

SCS Hedged Opportunities (1099) Fund, LLC

Address of principal business office:

One Winthrop Square
Boston, Massachusetts 02110

Telephone number (including area code):

(617) 204-6400

Name and address of agent for service of process:

Joseph McCuine
c/o SCS Financial Services, LLC
One Winthrop Square
Boston, Massachusetts 02110

copies to:

Toby R. Serkin, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  [  ]                                           No  [X]

Item 1.  Exact name of registrant.

SCS Hedged Opportunities (1099) Fund, LLC

Item 2.  Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was created under the laws of the state of Delaware on April 17, 2012.

Item 3.  Form of organization of registrant.

Delaware limited liability company.

Item 4.  Classification of registrant.

Registrant is a management company.

Item 5.  If registrant is a management company:

(a)  State whether registrant is registering as a “closed-end” company or an “open-end” company.

Registrant is registering as a closed-end company.

(b)  State whether registrant is registering as a “diversified” company or a “non-diversified” company.

Registrant is registering as a non-diversified investment company.

Item 6.  Name and address of each investment adviser of registrant.

SCS Capital Management, LLC
One Winthrop Square
Boston, MA  02110

Item 7.  If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Independent directors:

James F. Orr III
c/o SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
Director

Edmond D. Villani
c/o SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
Director

Peter A. Lombard
c/o SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
Director

Interested directors:

Peter H. Mattoon
c/o SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
Director, Chief Executive Officer and President

Joseph E. McCuine
c/o SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
Director, Vice President and Chief Financial Officer

Officers who are not directors:

Adrian Ketri
c/o SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
Vice President, Chief Compliance Officer

Stephen Goff
c/o SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
Secretary

Item 8.  If registrant is an unincorporated investment company not having a board of directors:

(a)  State the name and address of each sponsor of registrant;

Not applicable.

(b)  State the name and address of each officer and director of each sponsor of registrant;

Not applicable.

(c)  State the name and address of each trustee and each custodian of registrant;

Not applicable.

Item 9.

(a)  State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)  If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c)  If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.  Registrant intends to make a public offering at an undertemined time in the future.

(d)  State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e)  If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10.  State the current value of registrant’s total assets.

Zero (0).

Item 11.  State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No.

Item 12.  Attach as an exhibit a copy of registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on April 19, 2012.

SCS HEDGED OPPORTUNITIES (1099)
FUND, LLC

By:  /s/ Peter H. Mattoon
__________________
Peter H. Mattoon
President

ATTEST:

/s/ Joseph McCuine
____________________
Joseph McCuine
Vice President